UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from --- to ---

Commission File No. 1-12043

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OPPENHEIMER & CO., INC. 401(k) PLAN

125 Broad Street
New York  NY 10004
U.S.A.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OPPENHEIMER HOLDINGS INC.
125 Broad Street

New York NY 10004

_____________________________________________________________________

REQUIRED INFORMATION

Item 1. Not applicable

Item 2. Not applicable

Item 3. Not applicable

Item 4. Financial Statements and Supplemental Information

Item 4. Financial Statements and Supplemental Information

Oppenheimer & Co. Inc. 401(k) Plan

Financial Report

December 31, 2009

Oppenheimer & Co. Inc. 401(k) Plan

Contents

Report Letter

1

Statement of Net Assets Available for Plan Benefits

2

Statement of Changes in Net Assets Available for Plan Benefits

3

Notes to Financial Statements

4–12

Schedule of Assets Held at End of Year

Schedule 1

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator

Oppenheimer & Co. Inc.

   401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of Oppenheimer & Co. Inc. 401(k) Plan as of December 31, 2009 and 2008 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2009 and 2008 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan

June 28, 2010

Oppenheimer & Co. Inc. 401(k) Plan Statement of Net Assets Available for Plan Benefits
	December 31
	2009	2008
Assets
Participant-directed investments:
Money market funds	$32,847,744	$26,549,741
Mutual funds	126,616,018	96,631,378
Common collective funds	18,111,933	12,342,243
Oppenheimer Holdings Inc. – Common stock	36,144,124	13,891,363
Cash surrender value life insurance policies	415,113	454,965
Participant loans	4,718,509	4,554,093
Total investments at fair value	218,853,441	154,423,783

Contributions receivable:
Employer	2,871,521	1,054,564
Employees	216,135	73
Total contributions receivable	3,087,656	1,054,637

Cash	4,833	351,326
Other receivable	24,955	226,191
Total assets	221,970,885	156,055,937

Liabilities
Investment trades payable - Net	-	239,912
Other payable	-	44,451
Total liabilities	-	284,363

Net Assets at Fair Value	221,970,885	155,771,574

Adjustment from Fair Value to Contract Value for
Interest in Common Collective Trust Funds
Relating to Fully Benefit-Responsive Investment
Contracts	459,883	617,271
Net Assets Available for Plan Benefits	$222,430,768	$156,388,845

See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan Statement of Changes in Net Assets Available for Plan Benefits
	Year Ended December 31
	2009	2008
Additions
Contributions:
Employee	$19,663,664	$20,379,969
Employer	2,726,412	1,615,594
Rollover	2,510,364	6,741,400
Total contributions	24,900,440	28,736,963

Investment income (loss):
Interest and dividends	2,912,613	6,276,759
Interest – Participant loans	307,865	299,287
Net realized and unrealized gains (loss):
Mutual funds	26,337,010	(54,289,495)
Common collective funds	1,859,549	(3,198,590)
Oppenheimer Holdings Inc. – Common stock	25,516,926	(25,797,562)
Total investment income (loss)	56,933,963	(76,709,601)

Total additions - net	81,834,403	(47,972,638)

Deductions
Benefits paid to participants and beneficiaries	15,718,238	12,434,691
Administrative expenses	59,178	79,938
Life insurance premiums	15,064	19,018

Total deductions	15,792,480	12,533,647

Net Increase (Decrease) in Net Assets Available for Plan Benefits	66,041,923	(60,506,285)

Net Assets Available for Plan Benefits
Beginning of year	156,388,845	216,895,130

End of year	$222,430,768	$156,388,845

See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Description of the Plan

The following description of Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all eligible employees of Oppenheimer & Co. Inc. (the "Company").  Employees of the Company who are at least 18 years of age shall be eligible to make elective deferrals into the Plan upon date of hire.  Participants who have completed one year of service and are employed on the last day of the Plan Year shall be eligible to receive a discretionary contribution.

During the plan years ended December 31, 2009 and 2008, as permitted under the plan agreement, the Plan adopted new formulas used in computing the discretionary contributions from the Company.

Contributions - Employees may make salary deferral contributions up to 50 percent of compensation, subject to tax deferral limitations established by the Internal Revenue Code.

The Company may contribute to the Plan a discretionary amount (the “Employer Discretionary Contribution”).  The Employer Discretionary Contribution is determined by the Company's Board of Directors and is subject to guidelines set forth in the Plan agreement.

Employer Discretionary Contributions, including amounts allocated for rebates received, for the year ended December 31, 2009 were determined as follows:

▪

2.00% of the first $40,000 of a participant’s compensation

▪

0.90% of the next $25,000 of a participant’s compensation

▪

0.80% of the next $35,000 of a participant’s compensation

Employer Discretionary Contributions, including amounts allocated for rebates received, for the year ended December 31, 2008 were determined as follows:

▪

1.00% of the first $30,000 of a participant’s compensation

▪

1.70% of the next $10,000 of a participant’s compensation

▪

0.80% of the next $60,000 of a participant’s compensation

The Plan receives rebates of certain mutual fund shareholder service fees. These rebates are placed in a non-settlor account.  All amounts in the Plan's non-settlor account will be allocated to participants based on the formula outlined above.

To the extent that that total amount in the Plan's non-settlor account is less than the amount to be allocated, the Company will make up the shortfall.  For the year ended December 31, 2009, the total employer discretionary contribution was $3,044,507 of which $172,986 was allocated from rebate amounts and the remaining was contributed by the Company.  For the year ended December 31, 2008, the total employer discretionary contribution was $2,036,501 of which $981,937 was allocated from rebate amounts and the remaining was contributed by the Company.

Vesting - All participants are immediately and fully vested in all Employee Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in Employer Discretionary Contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Years of Service

Vested Percentage

Less than 2 years

0%

2 years but less than 3

20%

3 years but less than 4

40%

4 years but less than 5

60%

5 years but less than 6

80%

6 years or more

100%

All years of service with the Company or an affiliate are counted to determine a participant’s nonforfeitable percentage except years of service before the Plan was restated in 1991.  Prior to January 1, 2007, participants could receive a supplemental discretionary contribution (“Employer Stock Contribution”).  Effective January 1, 2007, the Plan was amended and no longer allows for supplemental discretionary contributions including the Employer Stock Contribution.  Participants will be 100 percent vested in the Employer Stock Contributions only upon completion of five years of service.

At December 31, 2009 and 2008, forfeited nonvested accounts totaled $350,264 and $318,189 respectively.  These accounts will be used to reduce future employer contributions.

Notwithstanding the vesting schedule specified above, a participant shall be 100 percent vested in his or her Employer Discretionary Contribution and Employer Stock Contribution upon the attainment of normal retirement age, death, or disability if still employed with the Company or an affiliate upon the occurrence of one of these events.

Participant Accounts - Each participant's account is credited with the participant’s contribution and allocations of the Company's contributions and plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Participants may direct the investments of their account balances into various investment options offered by the Plan.

Payment of Benefits - Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan document and the Employee Retirement Income Security Act of 1974 (ERISA).  Upon termination, participants become 100 percent vested in their accounts.

Loans to Participants - Loans are made available to all active participants and must be adequately collateralized using not more than 50 percent of the participant’s vested account balance.  Interest is stated at a reasonable rate determined on the loan date. Loan principal and interest repayments are reinvested in accordance with the participant’s current investment selection.

Administrative Expenses - Certain plan expenses may be paid by the Company while other administrative expenses of the Plan are paid by the Plan as provided in the plan document.

Note 2 - Summary of Significant Accounting Policies

Investment Valuation - The Plan's investments are stated at fair value, except for a stable value common collective trust fund.  Common collective trust funds that invest in fully benefit-responsive investment contracts (commonly known as stable value funds) are adjusted to contract value in the financial statements.  Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits.  The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations.

The fair value of the remaining common collective trust fund is based on the quoted market values of the underlying investments.  Life insurance contracts are stated at cash surrender value as provided in the policies, which approximates fair value.  The money market funds and participant loans are valued at their outstanding balances, which approximate fair value.  All other investments are valued based on quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risk and Uncertainties - The Plan invests in various securities including mutual funds, common collective funds, and Oppenheimer Holdings Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Note 3 - Concentration of Investments

Significant individual investments of the Plan’s net assets are separately identified as follows:

	December 31, 2009	December 31, 2008
Investments - At fair value:
Growth Fund of America	$ 24,711,962	$ 18,699,873
Washington Mutual Investors Fund	21,250,506	17,645,478
Advantage Primary Liquidity Fund	29,383,717	25,587,703
Oppenheimer Holdings Inc. - Common stock	36,144,124	13,891,363
Oppenheimer Global Fund	12,502,028	8,325,313
Wells Fargo Advantage Small Cap Value Fund	15,052,808	6,862,007
Vanguard Interim Term Treasury	16,475,082	16,741,683

Note 4 - Tax Status

The Plan obtained its latest determination letter on October 30, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  The Company has applied for a new determination letter and the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 5 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2009	2008
Net assets available for plan benefits per the financial statements	$222,430,768	$156,388,845
Less:
Amounts allocated to withdrawing participants	(1,156)	(6,440)
Adjustment to fair value for stable value fund	(459,883)	(617,271)
Net assets available for plan benefits per Form 5500	$221,969,729	$155,765,134

The following is a reconciliation of net increase in net assets available for plan benefits to participants per the financial statements to the Form 5500:

	Year ended December 31
	2009	2008
Net change in assets available for benefits per the financial statements	$66,041,923	$(60,506,285)
Add:
Amounts allocated to withdrawing participants at December 31, 2008 and 2007	6,440	63,099
Adjustment to fair value for stable value fund	157,388	-
Less:
Amounts allocated to withdrawing participants at December 31, 2009 and 2008	1,156	6,440
Adjustment to fair value for stable value fund	-	413,716
Net income (loss) per Form 5500	$66,204,595	$(60,863,342)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2009 and 2008 but not yet paid as of that date.

Note 6 – Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in  the financial statements and provides a framework for establishing that fair value.  The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.  In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.  In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

During 2009, the Plan adopted, on a prospective basis, new accounting standards which require disclosure of fair value by major class of investments.

Disclosures concerning assets measured at fair value are as follows:

Assets at Fair Value as of December 31, 2009

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2009

Mutual funds:
U.S. equities	$78,360,160	$ -	$ -	$78,360,160
International equities	31,780,776	-	-	31,780,776
Bond and fixed income investments	16,475,082	-	-	16,475,082
Common collective funds:
Equity (1)	-	8,639,794	-	8,639,794
Stable value fund (2)	-	9,472,139	-	9,472,139
Common stock–Oppenheimer Holdings Inc.	36,144,124	-	-	36,144,124
Short-term investments	32,847,744	-	-	32,847,744
Cash surrender value life insurance policies	-	415,113	-	415,113
Participant loans	-	-	4,718,509	4,718,509
Total Assets at fair value	$195,607,886	$18,527,046	$4,718,509	$218,853,441

(1)           This category represents investments in an actively managed common collective trust fund that invests primarily in equity securities which may include common stocks, options and futures. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

 (2)          This category represents investments in an actively managed common collective trust fund that invests primarily in investment contracts, a variety of fixed income investments which may include corporate bonds, both U.S. and non-U.S. municipal securities and wrapper contracts.  Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Assets at Fair Value as of December 31, 2008

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008

Money market funds	$26,549,741	$ -	$ -	$26,549,741
Mutual funds	96,631,378	-	-	96,631,378
Common collective funds	-	12,342,243	-	12,342,243
Oppenheimer Holdings Inc.- Common
stock	13,891,363	-	-	13,891,363
Cash surrender value life insurance
policies	-	454,965	-	454,965
Participant loans	-	-	4,554,093	4,554,093
Total assets at fair value	$137,072,482	$12,797,208	$4,554,093	$154,423,783

The following table sets forth a summary of changes in the fair value of the Plan's level 3 investment assets for the year ended December 31, 2009 and 2008:
				Participant Loans
Balance at January 1, 2009				$ 4,554,093
Purchases, sales, issuances and settlements - net				164,416
Balance at December 31, 2009				$ 4,718,509

				Participant Loans
Balance at January 1, 2008				$ 3,349,107
Purchases, sales, issuances and settlements - net				1,204,986
Balance at December 31, 2008				$ 4,554,093

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including contributions and other receivables and payables.  The fair value of these assets and liabilities is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments.

Note 7 – Subsequent Event

Subsequent to December 31, 2009, the Plan changed custodians and record keepers.  All plan assets at December 31, 2009 were transferred to the new custodian effective January 1, 2010.

Oppenheimer & Co. Inc. 401(k) Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 13-5657518, Plan Number 001

December 31, 2009

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value

Oppenheimer Holdings Inc.	Oppenheimer Holdings Inc. - Common stock**	*	$ 36,144,124
Reich & Tang	Advantage Primary Liquidity Fund - Money market fund	*	29,383,762
Federated	Governmental Obligations Institutional - Money market fund	*	3,463,982
SEI Investments	SEI Stable Asset Fund - Common collective fund	*	9,472,139
State Street	State Street S&P 500 Index Fund - Common collective fund	*	8,639,794
AIM Investments	AIM Small Cap Growth Fund - Mutual fund	*	6,772,533
AIM Investments	AIM Real Estate Fund - Mutual fund	*	5,406,986
Artisan Investments	Artisan Mid Cap Fund - Mutual fund	*	5,165,364
American Funds	Growth Fund of America - Mutual fund	*	24,711,962
EuroPacific	EuroPacific Growth Fund - Mutual fund	*	10,487,674
MFS Investment Management	MFS International New Discovery Fund - Mutual fund	*	8,791,075
Oppenheimer Funds Inc.	Oppenheimer Global Fund - Mutual fund	*	12,502,028
Vanguard	Vanguard Interim Term Treasury – Mutual fund	*	16,475,082
Wells Fargo	Wells Fargo Advantage Small Cap Value Fund - Mutual
	fund	*	15,052,808
Washington Mutual	Washington Mutual Investors Fund - Mutual fund	*	21,250,506
Insurance contracts	Policy Number 4000323	*	3,088
	Policy Number 4000364	*	80,359
	Policy Number 4000305	*	32,836
	Policy Number 4000306	*	72,062
	Policy Number 4000338	*	17,585
	Policy Number 4000335	*	4,599
	Policy Number 4000370	*	93,413
	Policy Number 4000371	*	90,913
	Policy Number 4000353	*	12,311
	Policy Number 4000347	*	7,947
Participants	Participant loans, with interest rates ranging from
	4.29 percent to 9.25 percent	-	4,718,509

	Total investments		$ 218,853,441
*Cost information not required
**Party-in-interest, as defined by ERISA

Schedule 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

OPPENHEIMER & CO., INC. 401(k) PLAN

/s/ A.G. Lowenthal

Albert G. Lowenthal, as Chairman and CEO of
Oppenheimer & Co. Inc., the Plan Administrator

/s/ Lenore Denys

Lenore Denys, as Managing Director of
Oppenheimer & Co. Inc., the Plan Administrator

Date: June 28, 2010

EXHIBIT INDEX

Exhibit 23 - Consent of Independent Registered Public Accounting Firm